GLOBAL RECRUITMENT AGREEMENT

BETWEEN

CIBT EDUCATION GROUP INC. & SOUTHPOINTE ACADEMY

This Global Recruitment Agreement (the “Agreement”) is entered into as of the 23rd day of February, 2011,  by and between Southpointe Academy, located at 1741 56 Street, Tsawwassen, BC, Canada V4L 2B2 (hereinafter referred to as “Southpointe”) and CIBT Education Group Inc., located at 1200-777 W. Broadway, Vancouver, BC, Canada V5Z 4J7 (hereinafter referred to as “CIBT”).

WHEREAS, CIBT Education Group Inc. is an international education company that owns and operates business, vocational and language schools in Asia and Canada;

WHEREAS, Southpointe Academy is an independent school in BC Canada that teaches students from Kindergarten to Grade 12; and;

NOW THEREFORE, the parties in consideration agree to establish a partnership in which CIBT serves as the exclusive global recruitment contractor of Southpointe.

This Agreement herein outlines the key elements of the partnership as follows:

1.	Exclusivity:

a)
CIBT shall serve as the exclusive global recruitment contractor for Southpointe with the responsibility to recruit domestic and international students for enrollment at Southpointe. In the event that Southpointe reaches capacity, CIBT reserves the right to recruit for other schools.

b)
Southpointe will not appoint any other recruitment agent to recruit international students for Southpointe, and all potential international leads received by Southpointe shall be forwarded to CIBT for further handling.

c)
Parties acknowledged that there are two existing partner schools of Southpointe currently sending students to Southpointe.  These two existing schools are The High School Attached To Hunan Normal University located in Changsa and Liaoning Provincial Shiyan High School located in Shenyang.  This Agreement will exempt all obligations between Southpointe and these two schools.

d)
CIBT is expected to refer a minimum of 25 students (“Milestone”) to Southpointe per year effective September 1st 2011 to August 31st 2016.  Southpointe reserves the right to terminate the Exclusivity clause stipulated in item 1(a) if CIBT fails to meet the Milestone for two consecutive years.

2.	Preparation Program:

a)
CIBT and Southpointe shall co-develop a preparation program (the “Prep Course”) in order to train international students to meet the language and academic requirements of Southpointe’s education system.

b)
Southpointe shall provide all necessary curriculum and academic support in developing the Prep Course. CIBT shall use its overseas infrastructure to deliver the Prep Course and determine its structure.

c)
CIBT shall recruit local teachers with qualifications such as a relevant degree, at least two years of work experience in a relevant field, proven expertise and professionalism to deliver the Prep Course.

d)	CIBT shall be responsible for the operations and delivery of the Prep Course.

e)	CIBT shall retain all income or be responsible for all losses generated from the Prep Course.

3.	Applications:

a)	Southpointe shall provide CIBT staff with complete information regarding Southpointe application process, program descriptions, and proper admission training.

b)	CIBT will advise and assist prospective students in completing required Southpointe applications.

c)	CIBT will ensure that all applications are complete and submitted on time. Southpointe is responsible for final acceptance for each applicant.

4.	Admissions:

a)	CIBT shall ensure that all international and domestic applicants meet the admission requirements of Southpointe.

b)	At Southpointe’s discretion, it may provide CIBT with necessary admission exams to administer such exam.

c)	CIBT will undertake invigilation of such exams and send all exam papers to Southpointe for grading.

d)	Southpointe shall review all international and domestic applications sent by CIBT and render admission decisions according to Southpointe’s established admission standard.

5.	Marketing:

a)
CIBT will conduct marketing and public relations campaign on behalf of Southpointe including: international advertisement, participate in overseas education fairs, publish recruitment ads, distribute marketing flyers and hold recruitment seminars with overseas partner schools.

b)
Southpointe shall pre-approve all marketing materials to be used by CIBT, provide any existing marketing materials, and provide training to CIBT personnel on how to recruit and market Southpointe programs.

c)
CIBT will deploy marketing initiatives to attract students to enroll at Southpointe such as setting up a hotline for the domestic international market and target any domestic ethnic groups. Southpointe shall forward all website and telephone inquiries and leads generated from CIBT’s overseas marketing to CIBT. CIBT will assign experienced student advisors who will be responsible for this initiative.

6.	Student Services:

a)	Southpointe shall provide students referred by CIBT with student services consistent with established policies for existing students including but not limited to the following:

b)	Southpointe shall provide all newly enrolled students referred by CIBT with school literature such as school calendar, campus orientation and academic counseling.

c)
Southpointe shall assist all students referred by CIBT with BC Medical Service Plan application. During the waiting period, Southpointe shall provide students with other options of health insurance at a reasonable price.

d)	Southpointe shall arrange home stay and ensure that all international students referred by CIBT have proper accommodation arranged before their arrival into Canada.

e)
Southpointe is responsible for providing all international students referred by CIBT with student services needed to settle in Canada including but not limited to airport pickup, local orientation, methods of transportation, and other essential services necessary for students to feel welcome to Canada.

f)	Southpointe shall resolve all conflicts involving students referred by CIBT in consistence with the established policies for domestic students.

7.	Financial Terms & Conditions:

a)
Definition of domestic and international student is defined by the type of documentation provided by the student for enrollment purposes.  Students registered with Canadian passport or permanent residence card shall be deemed as domestic student.  Students registered with Study Permit or Student Visa shall be deemed as international students.

b)	Tuition fee for domestic students referred by CIBT will be consistent with that for existing fee structure at Southpointe for domestic students.

c)
CIBT will provide recommendation and ongoing updates on Southpointe’s International Tuition Fee schedule and such recommendation will be price competitive against other schools of similar ranking and reputation. Such recommendation will be reviewed and approved by Southpointe.  Once approved and mutually accepted by both parties, Southpointe and CIBT will quote the same tuition fee structure to all international students.

Southpointe will publish a new Tuition Fee Schedule for International Students to be observed by CIBT.  This is in addition to the existing two Tuition Fee Schedules for Domestic Students and Special Interest Groups (U.S government employees living in Canada and Point Robert residences).

The Tuition Fee Schedule will be published annually in March forthe next academic year

d)	For domestic students referred by CIBT, CIBT’s referral fee is 15% of gross tuition fee for each and every year when the students are enrolled in Southpointe.

e)	For international students referred by CIBT, CIBT’s referral fee is 30% of gross tuition fee for each and every year when the students are enrolled in the Southpointe.

f)	All referral fee is payable within one (1) months after the day on which the tuition fee has been received by Southpointe.

g)
In the event of a student drop-out, Southpointe will not refund the tuition fee to such student in compliance with the established refund policy unless the drop-out was due to compassionate circumstances which is to be determined by Southpointe on a case by case basis. Southpointe shall pay CIBT a portion of the retained revenue proportionate to the CIBT referral fee discussed above collected from such student.  If Southpointe provided 100% refund to the student, CIBT will not be entitled to any fee for such student.

h)
Both CIBT and Southpointe will be responsible to collect students’ tuition fee, remit payments to each other according to the agreed financial arrangements and provide reconciliation reports on a monthly basis.  Tuition payment policy and Letter of Acceptance policy shall be consistent with Southpointe payment policy.

i)	CIBT will retain 100% of the tuition revenue generated from the Prep Course described in item 2 of this agreement.

8.	Terms and Termination:

a)	Subject to the other provisions herein, this Agreement shall continue in full force and effect for five (5) years following the Effective Date.

b)
The parties have an option to renew this Agreement for additional five (5) years unless either party gives written notice of non-renewal to the other party a minimum of six (6) months prior to the Expiry Date of this Agreement.

c)
In the event of termination, students enrolled in related programs shall continue to complete their program and all terms and conditions of this Agreement shall continue to apply until their study periods are fully complete.

d)
For students referred to Southpointe by CIBT during the 6-month notice period, CIBT is entitled to refer new students and collect referral fee from Southpointe for all students referred prior to termination.

e)	Each Party may make amendment of this Agreement on issues not covered after discussion.

f)	The amendment shall not be effective until both Parties reach a written agreement.

IN WITNESS WHEREOF, this Agreement has been executed effective as of the Effective Date.

For Southpointe Academy	For CIBT Education Group

/s/ Graham Baldwin	/s/ Toby Chu
Graham Baldwin	Toby Chu
CEO & Headmaster	President & C

Appendix A

Southpointe Academy Tuition Fees 2011/12

Domestic K-5	9675
Domestic 6-8	10083
Domestic 9-11	10387
Domestic 12	11154
International	21900